

December 8, 2014

<u>Via E-mail</u>
Ms. Rebecca Sandring
Chief Accounting Officer
CorEnergy Infrastructure Trust, Inc.
1100 Walnut, Suite 3350
Kansas City, MO 64106

   Re: CorEnergy Infrastructure Trust, Inc.
       Amendment No. 1 to Form 10-K for year ended December 31, 2013
       Filed on March 19, 2014
       File No. 001-33292

Dear Ms. Sandring:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Kevin Woody

         Kevin Woody
         Branch Chief